Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aquipor Technologies, Inc.
1325 W. 1st Avenue, Suite 218
Spokane, WA 99201
https://aquipor.com/

Up to $3,670,918.74 in Common Stock at $3.33
Minimum Target Amount: $19,999.98

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Aquipor Technologies, Inc.
Address: 1325 W. 1st Avenue, Suite 218, Spokane, WA 99201
State of Incorporation: WA
Date Incorporated: October 21, 2015

Terms:

Equity

Offering Minimum: $19,999.98 | 6,006 shares of Common Stock
Offering Maximum: $3,670,918.74 | 1,102,378 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.33
Minimum Investment Amount (per investor): $499.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the ˝CEO˝), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 30% Bonus Shares As you are a friend or family, a prior investor, you are eligible for additional bonus shares.

Combo (Time+Amount) Perks

Combo Perk 1 $1,000+ Invest $1,000+ within the first two weeks and receive 10% bonus shares.

Combo Perk 2 $2,500+ Invest $2,500+ within the first two weeks and receive 12% bonus shares.

Combo Perk 3 $5,000+ Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Combo Perk 4 | $10,000+ Invest $10,000+ within the first two weeks and receive 17% bonus shares.

Combo Perk 5 | $25,000+ Invest $25,000+ within the first two weeks and receive 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1 Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2 Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 | $1,000+ Invest $1,000+ and receive 3% bonus shares.

Tier 2| $2,500+ Invest $2,500+ and receive 6% bonus shares.

Tier 3 | $5,000+ Invest $5,000+ and receive 8% bonus shares.

Tier 4 | $10,000+ Invest $10,000+ and receive 10% bonus shares.

Tier 5 | $15,000+ Invest $15,000+ and receive 12% bonus shares.

Tier 6 | $25,000+ Invest $25,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Aquipor Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $333.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

AquiPor is developing porous concrete technologies and engineering solutions for stormwater management and water infrastructure markets. The Company is developing a sales and licensing business model for its proprietary, porous concrete additive technology, as well as a design-build Engineering, Procurement, and Construction Management (EPCM) model for stormwater, wastewater, and civil utility infrastructure projects in the United States. It holds exclusive technology use rights in the U.S. for a patented, chemically-bonded permeable concrete technology, as well as EPCM use rights for patented distributed utility systems and distributed water systems. The Company licenses core intellectual property from a third party. Please see the "Licensing Agreements" risk factor below for additional information.

Competitors and Industry

The competitive landscape for AquiPor is set against a backdrop of evolving stormwater management requirements and increasing demand for sustainable construction materials in infrastructure development. Competitive products and technologies include permeable paving products such as pervious asphalt, pervious concrete, interlocking concrete pavers, and cinder-based permeable pavers. These competitive materials are often produced and offered to the market by large commodity players with deep distribution, established contractor relationships and access to municipal budgets. AquiPor's most consequential competitive dynamic is that these competitive products are commodity products that are known to be prone to clogging and feature durability weaknesses..

More broadly speaking, the competitive landscape in stormwater management includes detention basins, underground cisterns, bioswales, and green roofs — all competing for the same stormwater compliance dollars. AquiPor's value proposition is that the concrete itself becomes the infrastructure, eliminating the need for dedicated land or underground systems.

The total addressable market for AquiPor comes at the intersection of two major sectors: the concrete products market and the stormwater management market. The total addressable market (TAM) for concrete is expected to reach USD 972.04 billion by 2027, growing at a CAGR of 4.7% from 2020 to 2027. Complementing this, the municipal stormwater management market in the U.S. stands at USD 30 billion annually, while the market for permeable pavement is currently valued at USD 18 billion and is projected to reach USD 29.1 billion by 2030, demonstrating a robust CAGR of 6.2% during the forecast period of 2022–2030.

AquiPor distinguishes itself in these markets by offering a porous concrete technology that integrates seamlessly into traditional concrete mixes, turning the material highly porous and water-permeable, without diminishing the strength, durability, and structural integrity of the concreteAquiPor's technology has also proven capable of filtering stormwater particulates and pollutants at the surface without clogging, representing a significant advantage over existing solutions. AquiPor's technology is a proprietary, engineered hydrate material that creates porosity and permeability at the molecular level and can be integrated with traditional concrete production processes, including pavers, precast panels, and cast-in-place concrete. It features an extremely low CO2 footprint and facilitates high permeability in concrete. In conjunction with its porous concrete technology, AquiPor's proprietary water distribution and multi-utility systems represent new approaches to municipal stormwater infrastructure, setting the Company apart from existing players in the space.

Current Stage and Roadmap

AquiPor has developed a porous concrete technology capable of water infiltration through the material, for uses associated with stormwater management and capture. The technology is unique and different from past versions of commercial permeable concrete and pavement in that it features nanoscale porosity, giving it the ability to filter particulates and sediment without clogging.

The Company is currently in the advanced stages of R&D and is currently piloting the technology in field demonstrations. Having completed third-party standardized product testing and installing four demonstration projects, AquiPor's technology readiness level sits between TRL 6-7. AquiPor has demonstrated its porous concrete technology in field installations, with prototypes in operational environments for over 15 months. .

The Company has completed third party, independent testing on its porous concrete technology - including ASTM standardized testing as well as third party testing to evaluate AquiPor's permeable pavers as a stormwater best management practice (BMP) - including the evaluation of design infiltration rate and water treatment performance. Results from the study will be used to enter the pavers into the Technology Assessment Protocol – Ecology (TAPE) program and obtain a pilot use level designation (PULD) to conduct state-sponsored (state of Washington) field testing.

The Company is currently in discussions with municipalities and agencies in the Western U.S. regarding pilot projects for various use cases - including cast-in-place sidewalk infrastructure, permeable pavers, and subterranean stormwater detention. AquiPor is also in discussions with various concrete and construction materials companies regarding sales and partnership opportunities.

With proceeds from this Offering, AquiPor plans to increase manufacturing capacity, grow the team, and and expand its commercial operations.

The Team

Officers and Directors

Name: Gregory Johnson

Gregory Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Board Member and Principal Accounting Officer
  Dates of Service: January, 2016 - Present
  Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Other business experience in the past three years:

- Employer: Refourm Energy, Inc.
  Title: Advisor and Board Member
  Dates of Service: November, 2023 - Present
  Responsibilities: I advise on matters pertaining to strategic direction and capital formation/financing. As a Board Member I vote on material business matters.

Other business experience in the past three years:

- Employer: BW-IGC, Inc.
  Title: Advisor and Board Member
  Dates of Service: November, 2023 - Present
  Responsibilities: I advise on matters pertaining to strategic direction and capital formation/financing. As a Board Member I vote on material business matters.

Name: Randy Squires

Randy Squires's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

- Employer: PSI3G, Inc.
  Title: President
  Dates of Service: April, 1990 - Present
  Responsibilities: Oversee entire business operations including strategic management, business development, budgeting, operations and financial management.

Other business experience in the past three years:

- Employer: Partition Specialties
  Title: President
  Dates of Service: January, 1998 - Present
  Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2019 - Present
  Responsibilities: I provide high level governance and strategic guidance, review and approve business agreements and help make key decisions on financing and major partnerships.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $3,670,918.74 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Aquipor Technologies, Inc. was formed on October 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Aquipor Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself

and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the

enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
We may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Reliance on 3rd Party Technology and Engineering Partners, and Sole Inventor
AquiPor's technology and engineering rights are licensed from a sole inventor, Matthew Russell. Our company's success is heavily dependent on the inventions and technological innovations of our inventor. The loss of this individual would affect the Company's ability to innovate and maintain our competitive edge could be impaired. In this event, the Company may face challenges in developing a succession plan for our technological leadership, which could impact long-term innovation and growth.

Licensing Agreements
AquiPor has an exclusive Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company, and an option to license various patented technologies from inventor Matthew Russell. AquiPor's licenses include patents 9,943,791 Unitized formed construction materials and methods for making same (with PCT applications and patents in Australia, Canada, EU, India, Israel, and Mexico), 10,106,463 Mineral-based porous sand and methods for making mineralbased porous sand, 10,486,984 Road surface covering system; and its option to license 11,603,651 Distributed Utility System, 10,865,547 Distributed integrated water management system, and 12,006,260 B2 Porous, Permeable Metal-Cement based Concretes and Methods for Making Same. Per AquiPor's licensing agreement with RJSK, the royalty obligations under the Agreement were terminated effective January 1, 2025; provided, however, that all rights granted to Licensee under the Agreement shall remain in full force and effect while the parties negotiate in good faith toward an agreement for Licensee to acquire the underlying patents outright. These technologies are unproven and subject to market validation. AquiPor's option to license additional technologies from Matt Russell may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, and the long term viability of these technologies cannot be guaranteed.

New Technology Acquisitions

The Company may acquire additional licensing rights to proprietary concrete, civil utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, but could result in shareholder dilution.

New Construction Material Risk

AquiPor's porous concrete products are considered new and novel in the construction industry. The construction industry is generally risk averse to new products and technologies. New products are subject to stringent testing and standardization. AquiPor's products may fall short of the required standards required by the industry, impacting the rate of adoption and adversely affecting the Company.

Reliance on External Material Suppliers and Distributors

AquiPor's products are made from materials and ingredients sourced from various industries. The Company relies on a third party supplier to secure the raw materials needed for its products. Therefore, the Company's capacity to manufacture, and the Company's final product costs, are in large part subject to its supplier's ability to negotiate, secure, and deliver these raw materials for production. Any supply chain or cost disruptions could adversely and materially affect the Company's ability to operate in the future.

Material Supply Availability and Cost Estimates

The economic success of the Company's business model largely depends on obtaining adequate material supply, as well as the reduction of costs associated with these materials. There can be no guarantee that the Company can obtain supply contracts capable of meeting the necessary material supply to match future product demand. The Company's current material cost estimates cannot be guaranteed since these projections are estimates based on expected supply agreements that have not been negotiated.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Greg Johnson via management of JKS International, LLC and voting proxies for prior Regulation Crowdfunding issuances	8,784,516	Common Stock	45.8%
Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC)	4,500,000	Common Stock	23.5%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,102,378 of Common Stock.

Common Stock

The amount of security authorized is 90,000,000 with a total of 19,700,423 outstanding.

Voting Rights

One vote per share. Voting rights of securities sold in this offering contain a voting proxy, please see below.

Material Rights

The amount outstanding of Common Stock includes 411,819 shares to be issued pursuant to stock options outstanding.

The amount outstanding of Common Stock includes 925,854 shares to be issued pursuant to warrants outstanding.

The amount outstanding does not include shares equity incentives that may be issued to new hires in the month of April.

The amount outstanding does not include any shares of Common Stock that may be issued in connection with the ongoing discussions related to the Company's purchase of intellectual property from its licensor.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the 'CEO'), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 411,819 stock options are outstanding. The Company has also granted 397,000 stock warrants which are outstanding.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors. As of November 2024, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $3,000.00
  Number of Securities Sold: 1,091
  Use of proceeds: R&D
  Date: July 14, 2023
  Offering exemption relied upon: 506(c)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,030,092.61
  Number of Securities Sold: 449,198
  Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital, Intellectual Properties
  Date: June 02, 2023
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $30,902.78
  Number of Securities Sold: 10,997
  Use of proceeds: N/A
  Date: July 22, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 12,798
  Use of proceeds: Product Testing & Standardization
  Date: March 27, 2025
  Offering exemption relied upon: 504(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $25,000.00
  Number of Securities Sold: 12,798
  Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital, Intellectual Properties
  Date: March 27, 2025
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,329,080.92
  Number of Securities Sold: 538,799
  Use of proceeds: R&D, Marketing, Company Employment, Operations, Working Capital, Intellectual Properties
  Date: February 10, 2026
  Offering exemption relied upon: Regulation CF

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $38,585.11
  Number of Securities Sold: 13,169
  Use of proceeds: N/A
  Date: February 09, 2026
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Revenue</u>

Revenue for fiscal year 2024 was $0 compared to $382 in fiscal year 2025. The increase reflects a single demonstration project completed during 2025. The Company remains in a pre-revenue stage and does not yet generate recurring revenue from its core licensing business.

<u>Cost of Sales</u>

Cost of Sales for fiscal year 2024 was $0 compared to $163 in fiscal year 2025. The cost of sales recognized in 2025 corresponds directly to the single demonstration project that generated the Company's first nominal revenue, resulting in a gross profit of $219.

<u>Gross Margins</u>

Gross margins for fiscal year 2024 were $0 compared to $219 in fiscal year 2025. As the Company has not yet commenced principal operations, gross margin figures are not meaningful at this stage and are expected to become material only upon the execution of licensing agreements with customers.

<u>Expenses</u>

Total operating expenses for fiscal year 2024 were $558,905 compared to $906,887 in fiscal year 2025, an increase of $347,982, or approximately 62%. The increase was driven primarily by a significant rise in marketing expense, which grew from $157,425 in 2024 to $414,194 in 2025 as the Company expanded its marketing and business development efforts. General and administrative expenses also increased from $108,090 to $218,941, reflecting higher professional service and operational costs. Payroll expense remained relatively stable, increasing modestly from $255,590 to $260,457. Royalty expense of $25,000 incurred in 2024 did not recur in 2025, as the royalty arrangement with RJSK, LLC ended at the beginning of 2025.

Historical results and cash flows:

The Company is currently in the research and development stage and is pre-revenue (with the exception of $382 in revenue from a single demonstration project in 2025). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the Company has not yet commenced principal operations or executed its first licensing agreement. The Company's operating losses to date reflect investment in technology development, patenting, and market-building activities rather than stabilized operations. Past cash was primarily generated through equity investments via Regulation Crowdfunding offerings on the StartEngine platform. Our goal is to execute our first licensing agreement and begin generating recurring licensing revenue, which we expect will materially change the Company's cash flow profile relative to its historical results.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2026, the Company has capital resources available in the form of $183,116.99 in unrestricted cash on hand, as well as $56,638 in restricted cash held in escrow by StartEngine in connection with its previous crowdfunding offering as of April 2, 2025.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the Company's continued technology development, marketing, and general operating expenses as it works toward its first commercial licensing agreement.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, approximately 95.8% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 2 months. This is based on a current monthly burn rate of approximately $76,149 for expenses related to payroll, marketing, and general and administrative costs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 50 months (approximately 4 years). This is based on a projected monthly burn rate of approximately $76,149 for expenses related to payroll, marketing, general and administrative costs, and expanded business development activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital beyond this offering.

Indebtedness

- Creditor: Yellow Core, LLC (controlled by Matthew Russell, Officer and significant shareholder)
  Amount Owed: $3,200.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2026
  Interest-only payments began December 31, 2024; no additional security interest disclosed.

- Creditor: Petra World, LLC (controlled by Matthew Russell, Officer and significant shareholder)
  Amount Owed: $79,047.00
  Interest Rate: 3.5%
  Maturity Date: December 31, 2027
  Interest-only payments commenced in 2025; no additional security interest disclosed.

- Creditor: RJSK, LLC
  Amount Owed: $18,271.00
  Interest Rate: 0.0%
  Represents accrued royalty obligations under a licensing arrangement that ended at the beginning of 2025.

Related Party Transactions

- Name of Person: Matthew Russell
  Relationship to Company: Significant shareholder
  Nature / amount of interest in the transaction: In 2021, the Company entered into a technology option agreement with Matthew Russell individually, granting the Company a conditional first right of offer to engineer, procure, and manage construction of certain green infrastructure projects. Option payments totaling $282,500 have been made and are recorded as a long-term asset. No additional payments were made in 2024 or 2025.
  Material Terms: Payments may be deducted from any future exercise price but will be forfeited if option exercise terms are not successfully negotiated. Compensation upon exercise is expected to be a combination of cash and equity.

- Name of Entity: RJSK, LLC
  Names of 20% owners: Matthew Russell
  Relationship to Company: Related party; formerly party to a licensing agreement with the Company
  Nature / amount of interest in the transaction: The Company previously held a licensing agreement with RJSK, LLC requiring a minimum annual royalty of $25,000. This arrangement ended at the beginning of 2025. As of December 31, 2025, $18,271 in remaining royalty fees remain payable.
  Material Terms: Minimum annual royalty of $25,000; arrangement terminated as of January 1, 2025.

- Name of Entity: Yellow Core, LLC
  Names of 20% owners: Matthew Russell (Significant shareholder of the Company)
  Relationship to Company: Related party lender and former technology option agreement counterparty
  Nature / amount of interest in the transaction: The Company has an outstanding loan from Yellow Core, LLC in the principal amount of $3,200, accruing interest at 3.5% annually, maturing December 31, 2026. The Company has also made loans to Yellow Core totaling $27,813 (now assumed by BW-IGC, Inc.), accruing interest at 3.5% annually.
  Material Terms: Interest-only payments on the loan from Yellow Core commenced December 31, 2024. Outstanding loans made by the Company to Yellow Core/BW-IGC bear 3.5% interest.

- Name of Entity: Petra World, LLC
  Names of 20% owners: Matthew Russell (by way of Frontier Assets; Significant shareholder of the Company)
  Relationship to Company: Related party lender
  Nature / amount of interest in the transaction: The Company obtained loans totaling $103,250 from Petra World, LLC in 2018 to support R&D efforts. As of December 31, 2025, the outstanding principal is $79,047, accruing interest at 3.5% annually, maturing December 31, 2027.
  Material Terms: Interest-only payments commenced in 2025.

- Name of Entity: JKS International, LLC
  Names of 20% owners: Greg Johnson (Officer and shareholder of the Company)

Relationship to Company: Holding company representing majority shareholders; related party borrower
Nature / amount of interest in the transaction: The Company extended loans to JKS International, LLC totaling $1,600, accruing interest at 3.5% annually, maturing December 31, 2024 and 2026.
Material Terms: Outstanding principal of $1,600 as of December 31, 2025.

- Name of Entity: Frontier Assets, LLC
Names of 20% owners: Matthew Russell (Significant shareholder of the Company)
Relationship to Company: Holding company representing majority shareholders; related party borrower
Nature / amount of interest in the transaction: The Company extended a loan of $7,500 to Frontier Assets, LLC in 2018, accruing interest at 3.5% annually, maturing February 20, 2028.
Material Terms: Outstanding principal of $7,500 as of December 31, 2025.

- Name of Entity: Assanka Design, LLC
Names of 20% owners: Matthew Russell
Relationship to Company: Related party exploring potential joint venture
Nature / amount of interest in the transaction: In October 2021, the Company extended a note of $30,000 to Assanka Design, LLC for proof-of-concept activities related to a new technology. The note accrued interest at 3.5% annually and was scheduled to mature December 31, 2025. The Company forgave this note in 2025.
Material Terms: Note forgiven in full during fiscal year 2025; no outstanding balance remains.

Valuation

Pre-Money Valuation: $65,602,408.59

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock or Convertible Securities outstanding. In making this calculation, we have assumed all outstanding options and warrants with a right to acquire shares are exercised.

In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.

In making this calculation, we have not taken into account any equity incentives that may be issued in connection with new hires in the month of April, 2026 or any securities issued in connection with the Company's ongoing negotiations for purchase of intellectual property from its licensor.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.98 we plan to use these proceeds as follows:

- StartEngine Platform Fees
8.5%

- Research & Development
31.5%
Continued development and testing of AquiPor Inside aggregate, product line optimization, and achievement of third-party standards and certifications across porous pavers, precast panels, and cast-in-place concrete.

- Manufacturing & Production Capacity
30.0%
Scaling up raw material supply, expanding production capabilities, and formalizing manufacturing processes with key suppliers to support initial and near-term project opportunities.

- Pilot Projects & Business Development
30.0%
Installation of proof-of-concept and demonstration projects, early commercial sales support, site assessments, engineering and design work, and building a pipeline of municipal and commercial project opportunities.

If we raise the over allotment amount of $3,670,918.74, we plan to use these proceeds as follows:

- StartEngine Platform Fees
8.5%

- R&D, Product Development
20.0%

Continued development and testing of AquiPor Inside aggregate, product line optimization, and achievement of third-party standards and certifications across porous pavers, precast panels, and cast-in-place concrete.

- Manufacturing & Production Capacity
  15.0%
  Scaling up raw material supply, expanding production capabilities, and formalizing manufacturing processes with key suppliers to support initial and near-term project opportunities.

- Pilot Projects & Business Development
  15.0%
  Installation of proof-of-concept and demonstration projects, early commercial sales support, site assessments, engineering and design work, and building a pipeline of municipal and commercial project opportunities.

- Working Capital
  5.0%
  Short-term operating expenses including office rent, facilities and equipment, legal, accounting, and short-term debt servicing

- Headcount
  20.0%
  Key Hires and Personnel to cover executive engineering and technical sales roles, as well as Operations, finance, and HR roles.

- Marketing
  10.0%
  Targeted marketing, PR, and advertising to the AEC (architectural, engineering, and contractor) community, municipalities, and private developers.

- Intellectual Properties
  5.0%
  USPTO fees associated with service and upkeep of existing U.S. and international patents.

- Other
  1.5%
  Business travel, grant writing services, training and educational expenses for employees, memberships to professional organizations, and cash-on-hand/cash buffer.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aquipor.com/ (https://aquipor.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aquipor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Aquipor Technologies, Inc.

[See attached]



AquiPor Technologies, Inc
(the "Company")
a Washington Corporation

Financial Statements with Independent Auditor's Report

Years Ended December 31, 2025 & 2024

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: AquiPor Technologies, Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the balance sheets as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 & 2024 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
April 1, 2026



AQUIPOR TECHNOLOGIES, INC
BALANCE SHEET

AS OF DECEMBER 31,		2025	2024
ASSETS			
Current Assets:			
Cash - unrestricted	$	162,457	198,023
Cash - restricted		56,638	43,552
Total Cash		219,094	241,576
Inventory		6,353	-
Other current assets		435	435
Prepaid Expenses		10,253	16,003
Total Current Assets		**236,136**	**258,014**
Non-Current Assets:			
Fixed assets - net		3,469	4,460
Technology licensing use options payments		282,500	282,500
Due from Related Parties		36,913	66,913
Interest Receivable		10,329	12,388
Total Non-Current Assets		**333,210**	**366,261**
TOTAL ASSETS	$	**569,346**	**624,275**
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts payable and accrued expenses	$	49,837	38,539
Due to Related Parties - ST		21,471	18,271
Total Current Liabilities		**71,309**	**56,810**
Non-Current Liabilities:			
Due to Related Parties - LT		79,047	82,247
Accrued interest		21,038	18,159
Total Non-Current Liabilities		**100,085**	**100,407**
TOTAL LIABILITIES	$	**171,394**	**157,217**
EQUITY			
Common Stock			
Authorized: 90,000,000 shares at $.001 par value			
Issued: 17,728,152 shares as of 2025 and 17,325,884 shares as of 2024	$	17,728	17,326
APIC - Common Stock		5,770,722	4,926,440
APIC - Stock Warrants		553,686	553,686
Accumulated deficit		(5,944,184)	(5,030,394)
TOTAL EQUITY		**397,952**	**467,058**
TOTAL LIABILITIES AND EQUITY	$	**569,346**	**624,275**

See Accompanying Notes to these Audited Financial Statements

AQUIPOR TECHNOLOGIES, INC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2025	2024
Revenues			
Sales	$	382	-
Cost of Goods Sold		163	-
Gross Profit	$	**219**	-
Operating Expenses			
General and administrative	$	218,941	108,090
Payroll expense		260,457	255,590
Depreciation expense		991	496
Insurance expense		12,304	12,304
Marketing expense		414,194	157,425
Royalty Expense		-	25,000
Total Operating Expenses	$	**906,887**	**558,905**
Total Loss from Operations	$	**(906,668)**	**(558,905)**
Other Income / (Expense)			
Interest Income	$	2,015	2,568
Other Income		-	4,184
Interest expense		(9,137)	(9,881)
Total Other Income / (Expense)	$	**(7,122)**	**(3,129)**
Net Loss	$	**(913,790)**	**(562,034)**
EARNINGS (LOSSES) PER SHARE OUTSTANDING			
Basic and diluted	$	(0.05)	(0.03)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING			
Basic and diluted		17,728,152	17,325,884

See Accompanying Notes to these Audited Financial Statements

AQUIPOR TECHNOLOGIES, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional	Accumulated	Total Shareholder's
	# of Shares	$ Amount	paid-in capital	Deficit	Equity
Beginning balance at 1/1/24	17,028,532	17,029	4,864,005	(4,468,360)	412,673
Issuance of Common Stock	297,352	297	691,347	-	691,644
Expiration of Stock Warrant	-	-	(75,226)	-	(75,226)
Net income (loss)	-	-	-	(562,034)	(562,034)
Ending balance at 12/31/24	17,325,884	17,326	5,480,126	(5,030,394)	467,058
Issuance of Common Stock	402,268	402	844,282	-	844,685
Net income (loss)	-	-	-	(913,790)	(913,790)
Ending balance at 12/31/25	17,728,152	17,728	6,324,408	(5,944,184)	397,952

See Accompanying Notes to these Audited Financial Statements

AQUIPOR TECHNOLOGIES, INC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2025**	**2024**
OPERATING ACTIVITIES			
Net Loss	$	(913,790)	(562,034)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation expense		991	496
Other current assets		-	(435)
Prepaid Expenses		5,750	(5,750)
Inventory		(6,353)	-
Accounts payable and accrued expenses		11,299	(8,633)
Accrued interest		2,879	2,879
Interest Receivable		2,059	9,837
Due from Related Parties		30,000	1,049
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		46,624	(558)
Net Cash used in Operating Activities		**(867,166)**	**(562,591)**
INVESTING ACTIVITIES		-	-
Fixed assets		-	(4,955)
Net Cash used in Investing Activities		**-**	**(4,955)**
FINANCING ACTIVITIES			
Due to Related Parties		-	8,271
Notes Payable		-	(4,184)
Issuance of Common Stock		402	297
APIC - Common Stock		844,282	691,347
APIC - Stock Warrants		-	(75,226)
Net Cash provided by Financing Activities		**844,684**	**620,505**
Cash at the beginning of period	$	241,576	188,616
Net Cash increase (decrease) for period		(22,481)	52,959
Cash at end of period	**$**	**219,094**	**241,576**

See Accompanying Notes to these Audited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

AquiPor Technologies, Inc ("the Company") was formed in Washington State on October 21th, 2015. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The Company plans to earn revenue licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2025 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $162,457 and $198,023 in cash and cash equivalents as of December 31, 2025 and December 31, 2024, respectively.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2025 and 2024 is at $56,638 and $43,552, respectively which are all held by Start Engine as escrow amounts held back Company's crowdfund offering for the years ended December 31, 2024 and 2025.

Inventory

Inventory consisted primarily of raw materials. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2025 and December 31, 2024 consisted of the following: raw materials $6,353, $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2025	2024
Equipment	5	4,955	4,955
Less Accumulated Depreciation		(1,487)	(496)
Totals		**3,469**	**4,460**

_____

Technology Licensing:

In the year ending December 31, 2021, AquiPor Technologies entered into an option agreement with Matthew Russell, an officer and shareholder of the Company, to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. There were no option payments made to Matthew Russell in the years ending December 31, 2025 and 2024. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods. See **Note 3**.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue from Contracts with Customers" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is pre-revenue and will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed. The $382 of revenue recognized in 2025 related to a single demonstration project.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of professional service fees, engineering expenses, and other operating expenses, including costs related to accounting, finance, tax, legal, business development, and other miscellaneous corporate activities.

Research and Development

The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition.

Earnings (Losses) per Share:

The Company has distributed common stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2025 and 2024, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti-dilutive effect occurs because of the presence of a net loss.

_____

Equity Based Compensation

Warrants - The Company has distributed common stock warrants to two employees, as well as contractors and investors. The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2025 and 2024 to be negligible.

Stock warrant activity, weighted average exercise price, and weighted average remaining term for the years ended December 31, 2025 is as follows:

	2025		2024	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,460,319	$ 0.22	1,610,319	$ 0.22
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	(150,000)	0.01
Outstanding at end of year	**1,460,319**	**$ 0.24**	**1,460,319**	**$ 0.22**
Weighted avg. remaining term		2.02		3.02

Listed below are the relevant information of the stock warrants granted in various dates with their corresponding exercise price, fair market value, vesting period and expiry as of December 31, 2025:

Fiscal Year	Name	Number of Warrants	Particulars	Vesting Period	Exercise Price	Fair Market Value	Expiry
2016	Greg Johnson	345,000	Company officer	1/20/18	$0.22	$0.22	1/20/26
	Kevin Kunz	287,500	Company officer	1/20/18	$0.22	$0.22	1/20/26
2019	Greg Johnson	397,000	Company officer	5/1/19	$0.01	$0.50	12/1/28
	Rick Welliver	3,000	Investors	5/1/19	$0.01	$0.50	12/1/28
	Various individuals	16,000	Investors	12/1/19	$0.50	$0.50	12/1/28
2020	Various individuals	411,819	Non-employee contractors and consultants	3/3/20	$0.50	$0.50	3/3/30

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate

_____

intrinsic value of $553,686, which was entirely expensed as stock compensation ratably over the related vesting periods. All stock warrants have fully vested in prior periods, and no outstanding stock warrants have been exercised as of December 31, 2025.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company is subject to federal and applicable state income taxes. For the period ended December 31, 2025, the Company was required to file an income tax return; however, the return has not yet been filed. Management intends to comply with all applicable tax filing requirements and is in the process of preparing the necessary filings.

No provision for income taxes has been recorded in the accompanying financial statements, as management has not yet completed the determination of any income tax liability for the period. Any penalties or interest that may arise from the late filing will be recognized when assessed or estimable.

Management has evaluated the Company's tax positions in accordance with ASC 740, Income Taxes, and has concluded that there are no uncertain tax positions requiring recognition or disclosure as of December 31, 2025.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due To Related Parties:
1. RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. The Company made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and research and development expenses as they relate to technologies applicable to the Company. These loans may convert to credits to pay for licensing fees in the future. The Company previously had a licensing agreement in place with RJSK with a minimum annual royalty fee of $25,000; this royalty arrangement ended as of the beginning of 2025. As of December 31, 2025, the remaining royalty fees payable under this agreement totaled $18,271.

2. The Company had obtained a loan of $3,200 from Yellow Core, LLC, a related party, with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of December 31, 2026. Per a loan refinancing agreement, the loan's maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2025, the outstanding principal owed to Yellow Core is $3,200. This Company is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company.

3. The Company obtained various loans from Petra World, LLC, a related party, amounting to $103,250 in 2018 to support its R&D efforts. Petra World is controlled and managed by Matthew Russell, Officer and significant shareholder of the Company by way of Frontier Assets. These loans were set up to accrue

---

interest at 3.5% annually, maturing in December 31, 2027, with interest only payments beginning in 2025. As of December 31, 2025, the outstanding principal owed to Petra World is $79,047.

Due From Related Parties:

4. The Company extended loans to JKS International, LLC, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2024 and 2026. JKS International is a holding company that represents majority shareholders in the Company. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in the Company. As of December 31, 2025, the outstanding principal owed by JKS International, LLC is $1,600.

5. The Company also extended a loan to Frontier Assets, LLC, totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028. Frontier Assets, LLC is a holding company that represents majority shareholders in the Company. Frontier Assets, LLC is managed by Matthew Rusell, an officer and shareholder in the Company. As of December 31, 2025, the outstanding principal owed by Frontier Assets, LLC is $7,500.

6. The Company made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and the Company had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC. As of December 31, 2025, the outstanding principal owed by BW-IGC, Inc. is $27,813.

7. In October 2021, the Company extended a long-term note to a related party, Assanka Design, LLC, in the amount of 30,000. The Company and Assanka Design are exploring a potential joint venture, and the funds were to be used by Assanka Design for proof-of-concept activities related to a new technology. The note accrued interest at 3.5 percent annually and was scheduled to mature on December 31, 2025; however, the Company forgave the note in 2025.

Technology Licensing:

1. In the year ending December 31, 2021, AquiPor Technologies entered into a technology option agreement with Matthew Russell, officer and shareholder. See **Note 2**.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans - The Company has outstanding related party loans with Yellow Core, LLC and Petra World, LLC bearing interest at 3.5% per year, with interest-only payments commencing in 2024, and maturities between December 31, 2026 and December 31, 2027. Yellow Core and Petra World are entities controlled and managed by Matthew Russell, an officer and significant shareholder of the Company. As of December 31, 2025, the outstanding principal balances on these loans were $3,200 and $79,047, respectively. See **Note 3**.

_____

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2025				For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related party loans	103,250	3.50%	2027	21,472	79,047	100,519	21,038	97,318	3,200	100,518	18,159
Total				**21,47219**	**79,047**	**100,519**	**21,038**	**97,318**	**3,200**	**100,518**	**18,159**

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	21,472
2027	79,047
2028	-
2029	-
2030	-
Thereafter	**-**

NOTE 6 – EQUITY

The Company has authorized 90,000,000 of common shares with a par value of $0.001 per share. 17,728,152 and 17,325,884 shares were issued and outstanding as of 2025 and 2024 respectively.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000,000 of preferred shares with a par value of $0.001 per share. No shares were issued and outstanding as of 2025 and 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 1, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has not identified any other subsequent events that require disclosure or adjustment to the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Aquipor

Concrete Creates Pollution: AquiPor is a Solution

Concrete is the second most consumed material on Earth. But every time it rains, billions of gallons of polluted stormwater rush across impermeable concrete streets, sidewalks, and parking lots, leading to urban flooding and the destruction of natural watersheds. AquiPor's infrastructure-grade porous concrete technology has built the fix directly into concrete itself. Help us expand our market presence.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OVERVIEW   ABOUT   TERMS   DISCUSSION   **INVESTING FAQS**

Get Equity
$3.33 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$5,017,759.20

MIN INVEST ⓘ   VALUATION
$499.50   **$65.6M**

REASONS TO INVEST



CONCRETE TECHNOLOGY THAT WORKS WITH THE ENVIRONMENT: Urban flooding events have caused over $146.5billion in damages since the year 1980, while it's also estimated that U.S. cities discharge over 10 trillion gallons of stormwater runoff and wastewater into clean waterways every year. At the same time, the United States Geological Survey estimates an alarming groundwater depletion rate of approximately 9.2 million acre-feet per year . AquiPor's porous concrete technology addresses stormwater management, urban flooding, and groundwater depletion simultaneously. With growing market demand, we believe AquiPor has the potential to redefine infrastructure development, especially in regions with strict stormwater regulations.



A MASSIVE MARKET OPPORTUNITY DRIVEN BY PUBLIC SUPPORT: Certain cities across the U.S. are now legally required to manage stormwater runoff, creating market tailwinds for green infrastructure technologies like AquiPor's. At the same time, many continue to advocate for climate solutions, driving market demand for permeable pavement that's projected to reach $27 Billion by 2031. This means durabl e demand driven by both public support AND regulations.



EXISTING SOLUTIONS ARE BROKEN. AQUIPOR FIXED IT WITH SCIENCE: Permeable concrete isn't new. But old versions of permeable concrete clog, crack, and fail under real infrastructure loads — which is why it never scaled. AquiPor's proprietary, metal-based hydrate technology creates porosity at the molecular level, solving both the strength and clogging problems that have held this industry back for decades. We aren't entering an existing market. We're unlocking one.

TEAM



Gregory Johnson • CEO, President, Board Member and Principal Accounting Officer
Greg Johnson is the co-founder and CEO of AquiPor Technologies. Greg has been involved in construction and cleantech startups for over 12 years. His previous experience in the building materials and construction space formed his vision for founding AquiPor. Greg has advised and served on the Board of cleantech companies at the nexus of energy, industrial commodities, and construction materials. He has a breadth of experience in early stage technology development, capital formation, I.P. strategy, and leading startup teams. He has been named a Global Sustainability Leader by the U.S. Green Chamber of Commerce and he provides both the vision and market expertise to lead AquiPor in helping solve water-related issues in cities.
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Matt Russell, P.E. • Inventor & Advisor
Matt Russell is a prolific technology inventor and engineer with over 30 patents and patents pending to his name. Matt is a Civil P.E. with a background in civil, mechanical, and chemical engineering as well as concrete technology development. He served as a Professional Engineer for Fluor Daniel (now Fluor Corp.) working in metallurgical and mining plant design, as well as civil and structural design work for CALTRANS. He's also had executive roles in startups as the COO of a resource startup where he directed the pre-IPO bankable feasibility study prior to the company going public. He currently serves as a key n technical advisor to AquiPor and is the current CEO of Refourm Energy, Inc.
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Josh Chastek • Product Engineer
Josh Chastek has over 6 years of experience in the research and development of emerging concrete technologies. As AquiPor's Product Engineer, Josh has overseen broad innovation initiatives spanning R&D, new product development, and manufacturing improvements for the Company. Josh also holds a biology background and worked as a research assistant at Eastern Washington University post undergrad. He currently oversees all product development efforts for AquiPor, including mix design development, in-house and third-party testing procedures, quality control standards, and Company SOP's.
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Bill Powers • Marketing Director
With decades of marketing experience in both marketing and branding. Bill has served as marketing director for AquiPor for over three years and has guided the message and communications of AquiPor through multiple crowdfunding campaigns, product developments and campaign and social media communications.
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Kevin Spilker • Advisor, Operations and Manufacturing
Kevin Spilker serves as a key Advisor for AquiPor, advising on operations and manufacturing. In his role, he oversees the pilot manufacturing processes and operations related to the production of AquiPor's concrete technology. Kevin is the owner and General Manager of Spilker Precast, located in Spokane, Washington, where he has served in his role since March 2010. He has vast experience in estimating and bidding for architectural precast concrete projects, managing plant personnel, quality control, and project scheduling. His background includes working as a journeyman mason and has deep roots in masonry and precast concrete in Spokane, continuing a legacy of quality and service in architectural precast products. He holds a Master's Degree in Urban and Regional Planning, Engineering from Eastern Washington University and a Bachelor of Arts in Sociology and Philosophy from Gonzaga University.



Melika Jahangiri • Advisor, Executive-in-Residence

Melika Jahangiri serves as an Executive in Residence for AquiPor, and a business advisor to CEO Greg Johnson, through the Los Angeles Cleantech Incubator (LACI). Melika is a proven business development executive with a strong background in mobility technology, sales leadership, and product operations. She has held senior roles at companies like Prologis (eMobility), Envoy Technologies (Head of Global Business Development), and Wunder Mobility (VP overseeing the Americas and key international accounts). She has over 13 years in sales and business development, focusing on growth strategies, partnerships, client negotiations, and team leadership in the mobility and tech sectors. Melika is a Cornell Johnson Graduate School of Management alum (Exec MBA).

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Randy Squires • Director

With over 25 years of executive experience in commercial construction, Randy is the President of Partition Specialties, a leading interior construction company in the Bay Area and Southern California.

Under Randy's leadership, Partition Specialties has grown into a multi-million dollar company specializing in the distribution, installation, and service of architectural specialty products for all of California and parts of Nevada.

Randy has a breadth of experience in accounting, finance, and contract administration. He also has startup experience as a CFO and has been part of a successful initial public offering.

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Mark Murphy • Advisor

Mark has over 28 years of management experience in construction and building materials, beginning as a construction engineer and then working for the next 23 years in various executive positions for CPM Development Corp (Central Pre-Mix) which was acquired by Oldcastle Materials (CRH plc) in 1997.

After the acquisition, Mark worked as regional president for Oldcastle, managing over 500 employees in 4 companies with over $200M in sales throughout. He also spent 6 years leading a National Performance Team for Oldcastle that drove innovation in concrete mix designs.

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Michael Ferraro • Advisor

Mike is a Senior Vice President and Partner at Woodruff Sawyer in the Bay Area of California specializing in the development of D&O Liability programs for companies ranging from rapidly growing startups to Fortune 500 companies.

With 20+ years of experience in Management Liability risk mitigation, Mike has negotiated all aspects of both public and private company D&O programs.

Mike has experience in both public offerings and acquisitions at various stages. Mike is a member of AquiPor's Advisory Board.

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John Hertz • Advisor

John has over 30 years of executive experience working in management roles for Intel, Novellus Systems, and most recently, Clearwater Paper. Most recently, as CFO for Clearwater Paper, a $1.5 Billion (revenue) public company, John established and implemented the company's financial model and was responsible for two successful public debt offerings.

At Novellus Systems, John was key in the company being acquired by Lam Research in 2012. John helped increase operating margin, net profit, and earnings per share in the span of two years as the company's CFO.

John is a member of AquiPor's Advisory Board.

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David Martin • Director

David Martin is the former Chief Operating Officer for Valley Hospital in Spokane, WA. Recently retired, David is an adept negotiator with a strong track record of successful contract negotiations as an executive in the insurance and healthcare industries.

 He has developed self-insured retention programs and handled complex medical malpractice and product liability claims as the Director of Risk Management at Empire Health Services.

David brings tremendous experience as an operator and administrator to the AquiPor Board. He also has experience as an early-stage investor in various promising startups.

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RECENT DEVELOPMENTS

Since our last crowdfund, we've hit some exciting and important milestones:

- **Performance validation by industry experts:** Third-party testing has proven the strength and durability, porosity, and filtration benefits of AquiPor's concrete.
- **Demonstration Projects in the ground:** AquiPor's concrete has been installed in four demonstration projects for monitoring and testing, showing real-world deployment and ease-of-installation.
- **Paid Pilot Project:** AquiPor garnered its first revenues on a showcase project sponsored by a public works agency.
- **Strategic Partnerships & Pipeline:** AquiPor has established active pilot discussions and institutional engagement with municipal and corporate organizations, and is operating within the LA Cleantech Incubator (LACI) accelerator ecosystem, providing structured pathways into the municipal infrastructure markets throughout the country.

AQUIP⬭R



RECENT MOMENTUM



VALIDATED PERFORMANCE
Independent testing confirms strength, durability, and **water filtration.**

REAL-WORLD INSTALLATIONS
4 live demo projects proving **ease of use** and performance.



FIRST REVENUE
Secured **paid pilot** with public works partner.

GROWING PIPELINE
Active **pilots + partnerships** with cities, corporations, and LACI network

Proven tech ➝ real-world adoption ➝ scalable **growth**

THE PROBLEM WE'RE SOLVING



THE PROBLEM

The combination of outdated infrastructure, impervious surfaces, and extreme weather is one of the biggest threats to clean water security in our cities. Stormwater and urban flooding contribute over 10 Trillion gallons of polluted runoff and wastewater into clean waterways in the U.S. every single year, impairing water quality and affecting ecosystems and human health.

Rapid urbanization has resulted in millions of square miles of impervious surfaces that contribute to stormwater runoff pollution and prohibit rain from soaking into the ground naturally. With nowhere to go, this polluted stormwater often ends up in ocean bays, rivers, and streams, or it becomes floodwater during larger storm events.

Cities across the U.S. are now legally required to manage stormwater runoff — and the fines, retrofits, and infrastructure costs of non-compliance are becoming more expensive. Communities are seeking stormwater infrastructure solutions that are economic and that work with the natural environment.

OUR SOLUTION

AquiPor's porous concrete technology is a proprietary material that gets added to traditional concrete, transforming it into high-performance porous concrete that captures, filters, and manages stormwater right where it falls.

Our additive - called AquiCrete - can be added to virtually any concrete mix, making it suitable for pavers, pour-in-place concrete, or precast concrete units, while matching or exceeding the strength characteristics of traditional concrete.

AquiPor's concrete is capable of absorbing and infiltrating stormwater at high rates, without sacrificing the strength and durability that the industry relies on. AquiPor also filters out pollutants and toxins that are present in stormwater. Third-party, independent testing confirms that AquiPor filters 97.2% of particles commonly found in stormwater, and 82% of tire wear toxins!

Our concrete technology has been developed to give cities and developers a tool to turn the paved surfaces in our communities into stormwater management systems, while reducing flood risks and promoting groundwater recharge right in the urban environment.

Cities are going to pay for stormwater management one way or another. AquiPor lets them solve both problems in one pour, at a fraction of the standalone stormwater cost.



Integrates Into Existing Technology



Aquicrete: How It Works



AquiCrete is an innovative porous hydrate material that turns concrete permeable. That's a fancy way of saying that it's a material that has been engineered to be full of tiny, connected pores that water can flow through — kind of like a sponge, but very strong like stone.

When our material is added to normal concrete mixes, it transforms concrete from a normal material into a high-performance stormwater management asset:

- It turns concrete water-permeable and porous at the MOLECULAR LEVEL.
- The pore structure allows water to flow through the concrete, but pollutants get filtered out at the surface.
- It actually improves the chemistry of concrete, helping the hydration process during curing - increasing its strength and durability.
- AquiPor seamlessly integrates with almost any concrete mix making it highly scalable. Whether it's concrete pavers, pour-in-place concrete, or precast concrete, AquiPor can be added to mixes to create high performance porous concrete that manages stormwater right where it falls!



Seamless Integration into Current Manufacturing

AquiPor's technology integrates seamlessly and efficiently into standard concrete production workflows. AquiPor transforms everyday concrete into Infrastructure-Grade Porous concrete—whether for pour-in-place, precast, or dry-cast paver production—enabling on-site stormwater management, flood control, and groundwater recharge.

Precast Concrete





Cast-in-Place Concrete



**The technology and products described above remain under development for commercialization. While we are making progress toward our objectives, there can be no assurance that the development will be completed on schedule or that the results will meet expectations. Actual outcomes may differ materially from current projections in terms of capacity to supply and manufacture. This information is provided for informational purposes only and should not be relied upon as a guarantee of future performance.*

The Impact of AquiPor Concrete

To demonstrate the impact AquiPor's concrete can have on managing stormwater in our communities, we modeled how much stormwater runoff AquiPor can save by simply replacing one-mile of traditional sidewalk infrastructure in a city that gets 15.5 inches of rain per year. By paving just 1 mile of city sidewalks with AquiPor concrete, we estimate that approximately 2 Million Gallons of stormwater can be returned to the natural water cycle over the course of a year*.

This savings represents water that doesn't need to be treated at wastewater plants, nor imported from hundreds of miles away as is the case in the Western U.S. Instead, AquiPor's concrete surfaces can naturally capture and manage stormwater, representing economic savings for every gallon of stormwater that naturally returns to the water-cycle.

**Model was produced internally and is based on the assumption that AquDrain sidewalks would be placed on both sides of a neighborhood street for a half mile in length. Using property lots we've estimated the total surface area that would drain rainwater into the AquiDrain sidewalk system. A single lot is expected to be 100 feet in length and include the following surface areas:*

1. *Street (half its width): 100' x 12' = 1,200 ft2*
2. *Sidewalk (one side of the street): 100' x 4' = 400 ft2*
3. *Driveway: 400ft2*
4. *House roof and patios: 3000 ft2*

Therefore, this model project would consist of 52 total lots (5,280 ft / 100 ft), with each lot containing 5,000 ft2 of surface area that would drain rainwater into the sidewalks system. Additionally, we estimated that 15% of rainwater on this surface area would travel along the gutters into the city's water drainage system and flow to water treatment plants. The remaining 85% would be returned to the ground because of the installation of our technology. Based on these assumptions and using the annual rainfall rate of 15.5 inches of rain per year, AquiPor would return an estimated 5,490 ft3 (or 41,068 gallons) of water per lot into the ground. Total annual water savings would be 285,480 ft3 (or 2,135,536 gallons).

Stronger Concrete, Lower CO2 Footprint

AquiPor's porous concrete technology is a near net-zero material that is sourced from industry byproducts. Because of its chemical profile, testing has shown that it can improve the hydration and strength profile of concrete.* This suggests that concrete manufacturers can lower the amount of portland cement in their concrete without sacrificing strength. Less cement means a lower CO2 footprint, giving end-users a greener concrete alternative with AquiPor.

THE BUSINESS

Licensing and Engineering Services

AquiPor will operate a **dual revenue stream** model built around proprietary porous concrete technology:

1. **Royalty / Material Sales Revenue** The core of AquiPor's business plans, rather than owning and operating every manufacturing facility, AquiPor plans to use a **hub-and-spoke manufacturing model** through licensed manufacturing partners. Licensed partners will manufacture the product, and AquiPor earns royalties on every ton sold. Similar to a franchise model, AquiPor holds the IP* and brand, partners will do the manufacturing, and AquiPor garners royalties on every ton of material sold, as well as a royalty on every cubic yard of finished concrete made with the technology.

**Aquipor's Intellectual Property is controlled via an exclusive license. Please see the offering memorandum for additional information.*


PLANNED
LICENSING REVENUE
Licensed partners make the product,
AquiPor earns royalties on every ton sold.
HUB-AND-SPOKE MODEL
IP PROTECTION
LICENSED MANUFACTURING PARTNERS



Royalty Per Ton of Concrete

2. Engineering Services Revenue AquiPor plans to earn fees from engineering product mix designs, project drainage modeling, performance specs, and QA/QC oversight during the installations. This is a professional services or licensing fee that AquiPor charges end clients directly. The "consulting arm" of AquiPor's business is envisioned to drive early project relationships and create the pipeline for material sales.

PLANNED
ENGINEERING SERVICES REVENUE

Earning fees for consulting engineering, quality control, and performance specs.

  

- ▶ **DRAINAGE MODELS**
- ▶ **QA/QC OVERSIGHT**
- ▶ **Consulting** & Spec Development

AquiPors style model are:

  

ASSET-LIGHT
AquiPor doesn't need to build factories everywhere

SCALABLE
New spoke adds reach without major capital investment

RECURRING REVENUE
Tied to volume, not one-time project fees

AquiPor's model is being developed to be:

- **Asset-light** — AquiPor doesn't need to build factories everywhere.
- **Scalable** — adding a new spoke (regional precast partner) expands reach. without proportional capital investment.
- A generator of **recurring revenue** tied to volume, not one-time project fees.

WHY INVEST

Water infrastructure in our cities is outdated and ill-equipped to deal with extreme weather. Extreme drought in some regions, interspersed with intense periods of rainfall is bringing unprecedented water stresses to our communities. As the United States is poised to invest over $1 Trillion on critical infrastructure in the coming decade , AquiPor is focused on developing the concrete technologies and engineering solutions we'll need for long-term, clean water abundance in our cities. To best serve this large market opportunity, we're developing our business with an asset-lite structure that lends itself to scalability Now is your chance to invest in a multi-billion dollar opportunity and help us build real things to solve real problems for the physical world.

Greg Johnson

Co-Founder & CEO AquiPor Technologies

REASONS TO INVEST

 

Cities need new innovations to deal with extreme weather

The United States is poised to invest over one trillion dollars on critical infrastructure in the next ten years

AquiPor has the patents and the position to tap into this massive market

ABOUT

HEADQUARTERS

1325 W. 1st Avenue, Suite 218
Spokane, WA 99201

WEBSITE

View Site

Concrete is the second most consumed material on Earth. But every time it rains, billions of gallons of polluted stormwater rush across impermeable concrete streets, sidewalks, and parking lots, leading to urban flooding and the destruction of natural watersheds. AquiPor's infrastructure-grade porous concrete technology has built the fix directly into concrete itself. Help us expand our market presence.

TERMS

Aquipor

Overview

PRICE PER SHARE **$3.33**	VALUATION **$65.6M**
DEADLINE **Aug. 11, 2026 at 2:59 AM EDT**	FUNDING GOAL **$20K - $3.67M**

Breakdown

MIN INVESTMENT **$499.50**	OFFERING TYPE **Equity**
MAX INVESTMENT **$3,670,918.74**	SHARES OFFERED **Common Stock**

MIN NUMBER OF SHARES OFFERED
6,006

MAX NUMBER OF SHARES OFFERED
1,102,378

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials







	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$569,346	$624,275
Cash & Cash Equivalents	$219,094	$241,576
Accounts Receivable	$0	$0
Short-Term Debt	$71,309	$56,810
Long-Term Debt	$100,085	$100,407
Revenue & Sales	$382	$0
Costs of Goods Sold	$163	$0
Taxes Paid	$0	$0
Net Income	-$913,790	-$562,034

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 30% Bonus Shares As you are a friend or family, a prior investor, you are eligible for additional bonus shares.

Combo (Time+Amount) Perks

Combo Perk 1 $1,000+ Invest $1,000+ within the first two weeks and receive 10% bonus shares.

Combo Perk 2 $2,500+ Invest $2,500+ within the first two weeks and receive 12% bonus shares.

Combo Perk 3 $5,000+ Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Combo Perk 4 | $10,000+ Invest $10,000+ within the first two weeks and receive 17% bonus shares.

Combo Perk 5 | $25,000+ Invest $25,000+ within the first two weeks and receive 25% bonus shares.

Mid-Campaign Perks (Flash Perks)

Flash Perk 1 Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2 Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 | $1,000+ Invest $1,000+ and receive 3% bonus shares.

Tier 2| $2,500+ Invest $2,500+ and receive 6% bonus shares.

Tier 3 | $5,000+ Invest $5,000+ and receive 8% bonus shares.

Tier 4 | $10,000+ Invest $10,000+ and receive 10% bonus shares.

Tier 5 | $15,000+ Invest $15,000+ and receive 12% bonus shares.

Tier 6 | $25,000+ Invest $25,000+ and receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Aquipor Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $333.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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DIVERSE INVESTMENTS

AQUIPOR

The Problem & Our Solution | Traction | Why Invest | Team | Perks | Terms | Invest

CONCRETE CREATES POLLUTION: AQUIPOR IS A SOLUTION

Concrete is the second most consumed material on Earth. But every time it rains, billions of gallons of polluted stormwater rush across impermeable concrete streets, sidewalks, and parking lots, leading to urban flooding and the destruction of natural watersheds. AquiPor's infrastructure-grade porous concrete technology has built the fix directly into concrete itself. Help us expand our market presence.

- **CONCRETE TECHNOLOGY THAT WORKS WITH THE ENVIRONMENT** : Urban flooding events have caused over $146.5 billion in damages since the year 1980. AquiPor's porous concrete technology addresses stormwater management, urban flooding, and groundwater depletion simultaneously.

- **A MASSIVE MARKET OPPORTUNITY DRIVEN BY PUBLIC SUPPORT:** Certain cities across the U.S. are now legally required to manage stormwater runoff, creating market tailwinds for green infrastructure technologies like AquiPor's.

- **EXISTING SOLUTIONS ARE BROKEN. AQUIPOR FIXED IT WITH SCIENCE:** AquiPor's proprietary, metal-based hydrate technology creates porosity at the molecular level, solving both the strength and clogging problems.

Invest

Share Price	Min Investment
$3.33	499.50

This Reg CF offering is made available through StartEngine Primary, LLC,a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CONCRETE LIKE

THE PROBLEM

THE COMBINATION OF OUTDATED INFRASTRUCTURE, IMPERVIOUS SURFACES, AND EXTREME WEATHER IS ONE OF THE BIGGEST THREATS TO CLEAN WATER SECURITY IN OUR CITIES.

Stormwater and urban flooding contribute over 10 Trillion gallons of polluted runoff and wastewater into clean waterways in the U.S. every single year, impairing water quality and affecting ecosystems and human health.

Rapid urbanization has resulted in millions of square miles of impervious surfaces that contribute to stormwater runoff pollution and prohibit rain from soaking into the ground naturally. With nowhere to go, this polluted stormwater often ends up in ocean bays, rivers, and streams, or it becomes floodwater during larger storm events.

Cities across the U.S. are now legally required to manage stormwater runoff — and the fines, retrofits, and infrastructure costs of non-compliance are becoming more expensive. Communities are seeking stormwater infrastructure solutions that are economic and that work with the natural environment.

OUR SOLUTION

AQUIPOR'S POROUS CONCRETE TECHNOLOGY

AquiPor's porous concrete technology is a proprietary material that gets added to traditional concrete, transforming it into high-performance porous concrete that captures, filters, and manages stormwater right where it falls.

Our additive - called AquiCrete - can be added to virtually any concrete mix, making it suitable for pavers, pour-in-place concrete, or precast concrete units, while matching or exceeding the strength characteristics of traditional concrete.

AquiPor's concrete is capable of absorbing and infiltrating stormwater at high rates, without sacrificing the strength and durability that the industry relies on. AquiPor also filters out pollutants and toxins that are present in stormwater. Third-party, independent testing confirms that AquiPor filters 97.2% of particles commonly found in stormwater, and 82% of tire wear toxins!


Becomes a
Pollution Filter

Our concrete technology has been developed to give cities and developers a tool to turn the paved surfaces in our communities into stormwater management systems, while reducing flood risks and promoting groundwater recharge right in the urban environment.

Cities are going to pay for stormwater management one way or another. AquiPor lets them solve both problems in one pour, at a fraction of the standalone stormwater cost.





SINCE OUR LAST CROWDFUND, WE'VE HIT SOME EXCITING AND IMPORTANT MILESTONES:

 **Performance validation by industry experts:** Third-party testing has proven the strength and durability, porosity, and filtration benefits of AquiPor's concrete.

 **Demonstration Projects in the ground:** AquiPor's concrete has been installed in four demonstration projects for monitoring and testing, showing real-world deployment and ease-of-installation.

 **Paid Pilot Project:** AquiPor garnered its first revenues on a showcase project sponsored by a public works agency.

 **Strategic Partnerships & Pipeline:** AquiPor has established active pilot discussions and institutional engagement with municipal and corporate organizations, and is operating within the LA Cleantech Incubator (LACI) accelerator ecosystem, providing structured pathways into the municipal infrastructure markets throughout the country.

HOW IT WORKS

AQUICRETE IS AN INNOVATIVE POROUS HYDRATE MATERIAL THAT TURNS CONCRETE PERMEABLE.

That's a fancy way of saying that it's a material that has been engineered to be full of tiny, connected pores that water can flow through — kind of like a sponge, but very strong like stone.





When our material is added to normal concrete mixes, it transforms concrete from a normal material into a high-performance stormwater management asset:

 TURNS CONCRETE WATER-PERMEABLE AND POROUS AT THE MOLECULAR LEVEL

AQUIPOR SEAMLESSLY INTEGRATES WITH



- AQUIPOR SEAMLESSLY INTEGRATES WITH ALMOST ANY CONCRETE MIX MAKING IT HIGHLY SCALABLE
- THE PORE STRUCTURE ALLOWS WATER TO FLOW THROUGH THE CONCRETE, BUT POLLUTANTS GET FILTERED OUT AT THE SURFACE
- IT ACTUALLY IMPROVES THE CHEMISTRY OF CONCRETE, HELPING THE HYDRATION PROCESS DURING CURING - INCREASING ITS STRENGTH AND DURABILITY

Whether it's concrete pavers, pour-in-place concrete, or precast concrete, AquiPor can be added to mixes to create high performance porous concrete that manages stormwater right where it falls!

WHY AQUIPOR?

THE IMPACT OF AQUIPOR CONCRETE

To demonstrate the impact AquiPor's concrete can have on managing stormwater in our communities, we modeled how much stormwater runoff AquiPor can save by simply replacing one-mile of traditional sidewalk infrastructure in a city that gets 15.5 inches of rain per year. By paving just 1 mile of city sidewalks with AquiPor concrete, we estimate that approximately 2 Million Gallons of stormwater can be returned to the natural water cycle over the course of a year*.

This savings represents water that doesn't need to be treated at wastewater plants, nor imported from hundreds of miles away as is the case in the Western U.S. Instead, AquiPor's concrete surfaces can naturally capture and manage stormwater, representing economic savings for every gallon of stormwater that naturally returns to the water-cycle.

*Model was produced internally and is based on the assumption that AquDrain sidewalks would be placed on both sides of a neighborhood street for a half mile in length. Using property lots we've estimated the total surface area that would drain rainwater into the AquiDrain sidewalk system. A single lot is expected to be 100 feet in length and include the following surface areas:
Street (half its width): 100' x 12' = 1,200 ft2
Sidewalk (one side of the street): 100' x 4' = 400 ft2
Driveway: 400ft2
House roof and patios: 3000 ft2
Therefore, this model project would consist of 52 total lots (5,280 ft / 100 ft), with each lot containing 5,000 ft2 of surface area that would drain rainwater into the sidewalks system. Additionally, we estimated that 15% of rainwater on this surface area would travel along the gutters into the city's water drainage system and flow to water treatment plants. The remaining 85% would be returned to the ground because of the installation of our technology. Based on these assumptions and using the annual rainfall rate of 15.5 inches of rain per year, AquiPor would return an estimated 5,490 ft3 (or 41,068 gallons) of water per lot into the ground. Total annual water savings would be 285,480 ft3 (or 2,135,536 gallons).

STRONGER CONCRETE, LOWER CO2 FOOTPRINT

AquiPor's porous concrete technology is a near net-zero material that is sourced from industry byproducts. Because of its chemical profile, testing has shown that it can improve the hydration and strength profile of concrete.* This suggests that concrete manufacturers can lower the amount of portland cement in their concrete without sacrificing strength. Less cement means a lower CO_2 footprint, giving end-users a greener concrete alternative with AquiPor.

SEAMLESS INTEGRATION INTO CURRENT MANUFACTURING

AquiPor's technology integrates seamlessly and efficiently into standard concrete production workflows. AquiPor transforms everyday concrete into Infrastructure-Grade Porous concrete—whether for pour-in-place, precast, or dry-cast paver production enabling on-site stormwater management, flood control, and groundwater recharge.





*The technology and products described above remain under development for commercialization. While we are making progress toward our objectives, there can be no assurance that the development will be completed on schedule or that the results will meet expectations. Actual outcomes may differ materially from current projections in terms of capacity to supply and manufacture. This information is provided for informational purposes only and should not be relied upon as a guarantee of future performance.

Invest

THE BUSINESS

LICENSING AND ENGINEERING SERVICES

AquiPor will operate a dual revenue stream model built around proprietary porous concrete technology:

1. ROYALTY / MATERIAL SALES REVENUE

The core of AquiPor's business, rather than owning and operating every manufacturing facility, AquiPor plans to use a hub-and-spoke manufacturing model through licensed manufacturing partners. Licensed partners manufacture the product, and AquiPor earns royalties on every ton sold. Similar to a franchise model, AquiPor holds the IP* and brand, partners do the manufacturing, and AquiPor garners royalties on every ton of material sold, as well as a royalty on every cubic yard of finished concrete made with the technology.

2. ENGINEERING SERVICES REVENUE

AquiPor plans to earn fees from engineering product mix designs, project drainage modeling, performance specs, and QA/QC oversight during the installations. This is a professional services or licensing fee that AquiPor charges end clients directly. The "consulting arm" of AquiPor's business is envisioned to drive early project relationships and create the pipeline for material sales.

*Aquipor's Intellectual Property is controlled via an exclusive license. Please see the offering memorandum for additional information.



PLANNED
LICENSING REVENUE
Licensed partners make the product,
AquiPor earns royalties on every ton sold.
HUB-AND-SPOKE MODEL
IP PROTECTION
LICENSED MANUFACTURING PARTNERS
Royalty Per Ton of Concrete



PLANNED
ENGINEERING SERVICES REVENUE
Earning fees for consulting engineering,
quality control, and performance specs.
DRAINAGE MODELS
QA/QC OVERSIGHT
Consulting &
Spec Development
AquiPors style model are:



ASSET-LIGHT
AquiPor doesn't need to build factories everywhere
SCALABLE
New spoke adds reach without major capital investment
RECURRING REVENUE
Tied to volume, not one-time project fees





WHY INVEST

WATER INFRASTRUCTURE IN OUR CITIES IS OUTDATED AND ILL-EQUIPPED TO DEAL WITH EXTREME WEATHER.



Extreme drought in some regions, interspersed with intense periods of rainfall is bringing unprecedented water stresses to our communities. As the United States is poised to invest over $1 Trillion on critical infrastructure in the coming decade, AquiPor is focused on developing the concrete technologies and engineering solutions we'll need for long-term, clean water abundance in our cities. To best serve this large market opportunity, we're developing our business with an asset-lite structure that lends itself to scalability.

Now is your chance to invest in a multi-billion dollar opportunity and help us build real things to solve real problems for the physical world.

Invest

OUR TEAM

MEET THE TEAM BEHIND AQUIPOR

GREG JOHNSON

CO-FOUNDER, CEO, BOARD MEMBER AND PRINCIPAL ACCOUNTING OFFICER



Greg Johnson is the co-founder and CEO of AquiPor Technologies. Greg has been involved in construction and cleantech startups for over 12 years. His

MATT RUSSELL, P.E.

INVENTOR & ADVISOR



Matt Russell is a prolific technology inventor and engineer with over 30 patents and patents pending to his name. Matt is a Civil P.E. with a

JOSH CHASTEK

PRODUCT ENGINEER



Josh Chastek has over 6 years of experience in the research and development of emerging concrete technologies. As AquiPor's Product

BILL POWERS

MARKETING DIRECTOR



With decades of marketing experience in both marketing and branding. Bill has served as marketing director for AquiPor for over three years and has



LEARN HOW AQUIPOR IS building real things to solve real problems for the physical world.



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By clicking "Learn More", you consent to receive marketing communications including text messages and emails (e.g., promotions, cart reminders, funding updates) from StartEngine Crowdfunding, Inc. using the contact information you provide. You understand and agree that messages may be sent using an autodialer or automated systems. Consent is not a condition of purchase. Message and data rates may apply; message frequency varies. You may unsubscribe from email communications at any time by clicking the unsubscribe link in the email, and from text messages by replying STOP. For more information, see our Privacy Policy&Terms.

EARN BONUS SHARES*

Your belief in our vision deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

Loyalty Bonus: All prior investors and select loyal supports will receive 5% bonus shares on all investments made during the course of the campaign.

COMBO (TIME+AMOUNT) PERKS

COMBO PERK 1

Invest $1,000+ within the first two weeks and receive 10% bonus shares.

Invest

COMBO PERK 2

Invest $2,500+ within the first two weeks and receive 12% bonus shares.

Invest

COMBO PERK 3

Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Invest

COMBO PERK 4

Invest $10,000+ within the first two weeks and receive 17% bonus shares.

Invest

COMBO PERK 5

Invest $25,000+ within the first two weeks and receive 25% bonus shares.

Invest

MID-CAMPAIGN PERKS (FLASH PERKS)

FLASH PERK 1

Invest $2,500+ between day 35 - 40 and receive 10% bonus shares

Invest

FLASH PERK 2

Invest $2,500+ between day 60 - 65 and receive 10% bonus shares

Invest

AMOUNT BASED PERKS

TIER 1

Invest $1,000+ and receive 3% bonus shares.

Invest

TIER 2

Invest $2,500+ and receive 6% bonus shares.

Invest

TIER 3

Invest $5,000+ and receive 8% bonus shares.

Invest

TIER 4

Invest $10,000+ and receive 10% bonus shares.

Invest

TIER 5

Invest $15,000+ and receive 12% bonus shares.

Invest

TIER 6

Invest $25,000+ and receive 20% bonus shares.

Invest

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Aquipor Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $333.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Aquipor Terms

Overview

SHARE PRICE
$3.33

VALUATION CAP
$65.6M

DEADLINE[1]
Aug 10, 2026 at 11:59 PM PDT

FUNDING GOAL[2]
$20K – $3.67M

Breakdown

MIN INVESTMENT
$499.50

MAX INVESTMENT
$3,670,918.74

MIN NUMBER OF SHARES OFFERED
6,006

MAX NUMBER OF SHARES OFFERED
1,102,378

OFFERING TYPE
Equity

SHARES OFFERED
Common Stock

Maximum Number of Shares Offered subject to adjustment for bonus shares.

AQUIPOR

Invest

LEGAL DISCLAIMER
This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. (OPR-360)

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey, I'm Greg, and my company AquiPor has developed a special technology that can be added to concrete to make it permeable and porous to help manage stormwater right where it falls and mitigate urban flooding.

The technology can go into concrete like this, precast sidewalk panels and slabs and other hardscape material.

It can also go into concrete like this hyper.

porous concrete pavers that manage stormwater right where it falls while filtering out stormwater pollution.

It can even go into cast in place concrete for larger infrastructure applications.

Since our last crowdfunding campaign, we've gotten industry standards on our concrete.

We're in discussions with public agencies and municipalities about deploying this at scale, and we have our first demonstration.

Projects in the ground.

The cool thing is you have a chance to invest in AquiPor through our new equity crowdfunding campaign.

You can become an investor in AquiPor and join us on the mission as we revolutionize concrete and help fix the way that water infrastructure is deployed in our cities.

Go to startengine.com/aquipor and you can join us on the mission.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED

JAN 22 2016

WA SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation's Articles of Incorporation.

1. The name of the Corporation is: AQUIPOR TECHNOLOGIES, INC.

2. The text of amendment as adopted is as follows:

   Initial Board of Directors to be as follows:

   Greg Johnson
   4118 E 33rd Ave
   Spokane, WA 99223

   Kevin Kunz
   4118 E 33rd Ave
   Spokane, WA 99223

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the text of the amendment itself, are as follows: NO CHANGE.

4. The date of adoption of amendment is: January 3, 2016.

5. The amendment was adopted by:

   ( ) The incorporators. Shareholder action was not required.

   (X) The Board of Directors. Shareholder action was not required.

   ( ) Duly approved shareholder action in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

6. These Articles will be effective upon filing.

Dated: January 3, 2016

By: [signature]
Greg Johnson, President

1

FILED

OCT 21 2015

WA SECRETARY OF STATE

603 552 680

ARTICLES OF INCORPORATION
OF
AQUIPOR TECHNOLOGIES, INC.

KNOW ALL MEN BY THESE PRESENTS that GREG JOHNSON, being of the age of eighteen (18) years or more, does hereby form a business corporation under the laws of the State of Washington and does hereby certify and adopt the following Articles of Incorporation:

ARTICLE I
CORPORATE NAME

The name of this Corporation shall be **AQUIPOR TECHNOLOGIES, INC.**

ARTICLE II
TERM OF EXISTENCE

The period of duration of this Corporation shall be perpetual.

ARTICLE III
CORPORATE PURPOSE

This Corporation is organized for the purpose of the transaction of any or all lawful business for which corporations may be incorporated, under the Washington Business Corporations Act, R.C.W. Chapter 23B, or any amended version of that Act or any successor Acts.

ARTICLE IV
CAPITAL STOCK

Section 4.1 The total number of shares of capital stock which this Corporation is authorized to issue is One Hundred Million (100,000,000) shares, such shares consisting of Ninety Million (90,000,000) shares of Common Stock, $0.001 par value per share, and Ten Million (10,000,000) shares of Preferred Stock, $0.001 par value per share. The Common Stock is subject to the rights and preferences of the Preferred Stock as hereinafter set forth.

Section 4.2 The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of these Articles of Incorporation, as

determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance thereof, prior to the issuance of any shares thereof. The Board of Directors shall have the authority to fix and determine and to amend, subject to the provisions hereof, the designations, preferences, limitations, and relative rights of the shares of any series that is wholly unissued or is to be established. Unless otherwise specifically provided in the resolution establishing any series, the Board of Directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding. In the event that there are no issued or outstanding shares of a series of Preferred Stock which this Corporation has been authorized to issue, unless otherwise specifically provided in the resolution establishing such series, the Board of Directors, without any further action on the part of the holders of the outstanding shares of any class or series of stock of this Corporation, may amend these Articles of Incorporation to delete all references to such series.

ARTICLE V

DIRECTORS

The number of Directors of this corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

Section 5.1   Initial Board of Directors. The initial Board of Directors shall consist of three (3), and shall serve until the first meeting of the Shareholders and until their successors are elected and qualified. Their names and addresses are as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223
JON SLIZZA	4118 E. 33RD AVE SPOKANE, WA 99223
KEVIN KUNZ	4118 E. 33RD AVE SPOKANE, WA 99223

INCORPORATOR

The name and mailing address of the incorporator is as follows:

Name	Address
GREG JOHNSON	4118 E. 33RD AVE SPOKANE, WA 99223

ARTICLE VII

REGISTERED OFFICE AND AGENT

The address of the registered office of the Corporation and the name and address of the registered agent of the Corporation in the State of Washington are as follows:

Name	Address
COREY F. BROCK	111 S. POST ST, STE 2280 SPOKANE, WA 99201

ARTICLE VIII

NO PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE IX

NO CUMULATIVE VOTING

The right to cumulate votes in the election of Directors shall not exist with respect to shares of stock of this Corporation.

ARTICLE X

TRANSACTIONS WITH DIRECTORS, OFFICERS AND SHAREHOLDERS

The Corporation may enter into contracts and otherwise transact business as vendor, purchaser, or otherwise, with its directors, officers and shareholders and with corporations, associations, firms and entities in which they are or may be or become interested as directors, officers, shareholders, members or otherwise, as freely as though such adverse interests did not exist, even though the vote, action or presence of such director, officer or shareholder may be necessary to obligate the corporation upon such contracts or transactions.

In the absence of knowing fraud, no such contract or transaction shall be avoided and no such director, officer, or shareholder shall be held liable to account to the corporation, by reason of such adverse interests or by reason of any fiduciary relationship to the corporation arising out of such office or stock ownership, for any profit or benefit realized by him or her through any such contract or transaction. In the case of directors and officers of the corporation (but not in the case of shareholders who are not directors or officers), the nature of the interest of such director or officer, though not necessarily the details or extent thereof, shall be disclosed or made known to the Board of Directors of the Corporation at the meeting thereof at which such contract or transaction is authorized or confirmed. A general notice that a director or officer of the Corporation is interested in any corporation, association, firm or entity shall be sufficient disclosure as to such director or officer with respect to all contracts and transactions with that corporation, association, firm or entity.

ARTICLE XI

BYLAWS

Both the shareholders of the Corporation, by a majority vote of qualified shares issued and outstanding, and the Board of Directors, by vote of a majority of the whole Board, shall each have the power to adopt, make, amend, alter or repeal the Bylaws of the Corporation; but any Bylaw adopted by the Board may be amended or repealed by the shareholders.

ARTICLE XII

SHAREHOLDER VOTING REQUIREMENTS FOR CERTAIN TRANSACTIONS

To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

ARTICLE XIII

REVISION OF THE ARTICLES

This Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in any manner now or hereafter prescribed or permitted by law. All rights and powers of the shareholders in this Corporation are granted subject to this reserved power.

ARTICLE XIV

SHAREHOLDERS CONSENT IN LIEU OF MEETING

Any action which could be taken at a meeting of the shareholders may be taken without a meeting or a vote if the action is taken by shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. The taking of action by shareholders without a meeting or vote must be evidenced by one or more written consents describing the action taken, signed by shareholders holding of record or otherwise entitled to vote in the aggregate not less than a minimum number of votes necessary in order to take such action by written consent.

ARTICLE XV

LIMITATION OF DIRECTORS' LIABILITY

To the full extent that the Washington Business Corporation Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of Directors, a Director of this Corporation shall not be liable to this Corporation or its shareholders for monetary damages for conduct as a Director. Any amendments to or repeal of this Article XV shall not adversely affect any right or protection of a Director of this Corporation for or with respect to any acts or omissions of such Director occurring prior to such amendment or repeal.

ARTICLE XVI

CONSENT TO SERVE AS REGISTERED AGENT

By signature hereto affixed, COREY F. BROCK hereby consents to serve as registered agent, in the State of Washington, for this Corporation, and understands that as agent for this Corporation, it will be the responsibility of said agent to receive service of process in the name of this Corporation; to forward all mail to this Corporation; and to immediately notify the office of the Secretary of State in the event of the resignation of said agent, or of any change in the registered office address of this Corporation.

IN WITNESS WHEREOF, the incorporator and registered agent hereinabove named has hereunto set his hand in duplicate this **2o** day of October, 2015.

"AQUIPOR TECHNOLOGIES, INC."

By:

Greg Johnson, Incorporator

By:

Corey F. Brock, Registered Agent